Mail Stop 4561

November 27, 2006

Donald R. Katz
450 South Orange Avenue
Orlando, FL 32801

       Re: Audible, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2005
              Forms 10-Q for Fiscal Quarters Ended March 31, 2006, June 30, 2006,
              & September 30, 2006
              File No. 000-26529

Dear Mr. Katz:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Critical Accounting Policies, page 22

Revenue Recognition, page 22

1.   Please, tell us how you considered the interpretive guidance in FR-72 for your Critical Accounting Policies disclosures relating to your estimation of revenue when using the proportional performance method based on content delivery. For

instance, the disclosures should discuss the factors used to arrive at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. Please, advise us if you plan to expand your disclosures in future filings and how.

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition

Content and Services, page F-11

2.   Please, refer to the third paragraph of your disclosures relating to revenue recognition policies. In relation to the new AudibleListener membership plan, we note that revenue is being recognized using the lesser of straight-line or proportional performance (based on content delivery) over the maximum membership period. To the extent that customers are "rolling over" their audio credits, it would appear that revenue would not be realizable until services have been rendered, or audio credits are used by the customer. Explain to us how the straight line method is an appropriate accounting treatment in accounting for such revenue

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

▪   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

▪   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

▪   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3414 if you have questions.

Sincerely,

Jorge Bonilla
Senior Accountant